

June 16, 2020

Edward M. Karr
Chief Executive Officer and President
U.S. GOLD CORP.
1910 E. Idaho Street
Suite 102-Box 604
Elko, NV 89801

> **Re: U.S. GOLD CORP.**
> **Registration Statement on Form S-3**
> **Filed June 9, 2020**
> **File No. 333-239062**

Dear Mr. Karr:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rick Werner